Roebling Financial Corp, Inc.

2009 ANNUAL REPORT

ROEBLING FINANCIAL CORP, INC.
2009 ANNUAL REPORT

TABLE OF CONTENTS

ROEBLING FINANCIAL CORP, INC.

To our Shareholders and Customers:

The past year was a year of significant challenge for your Company, as well as the banking industry in general. We continue to see a softening of the economy, high unemployment and a weakness in loan demand. The real estate sector, which has a major impact on banking, continues to have many months of inventory unsold as well as the highest incident of foreclosure actions within the recent decade.

In this regard, the Company reported a $1.3 million loss for this year caused in most part, by a major contribution to the loan loss allocation reserve of $3.2 million.

Over the past four years, the loan loss allocation has been reflected as follows:

2005	$ 89,000
2006	$ 132,000
2007	$ 47,000
2008	$ 278,000
2009	$3,245,000

Management recognized the importance of reducing its risk tolerance, and has embarked on a plan to reduce commercial loans over the past year and will continue with that effort during the present year.

Despite the yearly net loss, the Bank remains 'well capitalized' on both a Tier 1 and total risk-based capital basis at 8.08% and 14.14% respectively. The Company posted solid gains in assets and deposits over the course of 2009. Total assets of the Company were reflected at $172.3 million, an increase of 11.4% over the prior period while deposits were reflected at $141.2 million, or an increase of 8.2%. The Company continues to have a strong core deposit base with non-interest bearing deposits representing 12.7% of total deposits. The Company does not rely on brokered deposits or other volatile deposits to fund its balance sheet.

In order to control the expense side of our operations, we have taken the following steps in response to the down turned economy and problem loan cost:

Reduced director fees	Froze executive salaries
Reduced staff salary increases	Suspended 401 K match
Eliminated executive bonuses	Reduced marketing expense
Reduced annual meeting cost	Overall expense reduction programs
Consolidated management staff	Reduced annual report expense

Looking forward, the Company's challenge will be to convert our problem loans into marketable assets. The over-burdened court system has increased the time period for a bank to obtain control of a parcel and then market that property to recapture its investment. Today, the timetable for New Jersey to convert a non-performing loan through foreclosure and market period has increased to over two years.

Negative news coverage of the banking industry continues to be the top news story last year and in the present year. The sub prime crisis, as well as the mortgage meltdown, reduced credit availability and speculation of trouble with the major national banks fueled a reduction in bank stock value. The Company was not immune to this difficulty and suffered the same fate as most other banking institutions. Roebling did not partake in the sub-prime loan products. We continued to focus in local area mortgage loans and home equity lending centered on the branch-banking footprint.

During 2009, your Company experienced a reduction in stock price but continues to be well capitalized for regulatory capital purposes. Your management will monitor controllable cost on a daily basis, making adjustments wherever practical. The stockholders' support and encouragement during this difficult period is appreciated.

Sincerely,

Frank J. Travea, III
President and Chief Executive Officer

Roebling Financial Corp, Inc.

Corporate Profile

Roebling Financial Corp, Inc. (the "Company") is a New Jersey corporation which was organized in 2004 and became the successor to Roebling Financial Corp, Inc., a federal corporation, after the completion of the second step mutual-to-stock conversion of Roebling Financial Corp., MHC (the "MHC") on September 30, 2004. The Company is the holding company parent of Roebling Bank and its principal asset is its investment in Roebling Bank. In connection with the second step conversion, the Company sold 910,764 shares of common stock to the public, raising $7.8 million in net cash proceeds. Each share of the former Roebling Financial Corp, Inc. (other than shares held by the MHC) was converted into 3.9636 shares of the new Company.

We currently conduct our business through Roebling Bank (the "Bank") with five full service offices located in Roebling, New Egypt, Westampton and Delran, New Jersey and an administrative center also located in Westampton, New Jersey. We offer a broad range of deposit and loan products to individuals, families and small businesses in our market area. At September 30, 2009, we had consolidated assets of $172.3 million, deposits of $141.2 million, and stockholders' equity of $16.3 million.

Stock Market Information

Our common stock is traded on the over-the-counter market with quotations available on the OTC Bulletin Board under the symbol "RBLG." The following table reflects high and low bid quotations and dividends declared for each quarter for the past two fiscal years. The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

Quarter Ended	High	Low	Dividends
September 30, 2009	$ 5.50	$ 3.80	-
June 30, 2009	6.00	5.50	-
March 31, 2009	8.00	4.75	-
December 31, 2008	8.95	4.80	$.10
September 30, 2008	10.00	7.20	-
June 30, 2008	9.57	8.12	-
March 31, 2008	11.50	9.05	-
December 31, 2007	12.55	9.50	$.10

As of September 30, 2009 there were 1,686,527 shares of our common stock outstanding and approximately 502 holders of record. This number does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. The Company has paid four consecutive $.10 annual dividends in the first quarter of each fiscal year. In order to conserve capital, however, the Board of Directors determined not to declare a dividend in the 2010 fiscal year. The payment of future dividends will be subject to the periodic review of the financial condition, results of operations and capital requirements of the Company and Bank.

Selected Consolidated Financial Information

	At or for the Year Ended September 30,		
	2009	2008	2007
	(Dollars in thousands, except per share data)		
Selected Balance Sheet Data:			
Assets	$ 172,346	$ 154,666	$ 147,008
Loans receivable, net	118,428	109,474	102,772
Securities	41,566	33,034	34,899
Deposits	141,218	130,575	119,208
Borrowed funds	13,000	5,000	9,500
Shareholders' equity	16,267	17,308	16,859
Selected Results of Operations:			
Interest income	$ 8,580	$ 8,626	$ 7,975
Interest expense	3,149	3,451	3,483
Net interest income	5,431	5,175	4,491
Provision for loan losses	3,245	278	47
Non-interest income	698	512	563
Non-interest expense	5,228	4,667	4,417
Net income (loss)	(1,385)	472	339
Per Share Data:			
Earnings (loss) per share - basic	$ (0.84)	$ 0.28	$ 0.21
Earnings (loss) per share - diluted	(0.84)	0.28	0.21
Book value per share	9.65	10.07	9.81
Weighted average basic shares outstanding	1,656,166	1,658,995	1,644,407
Weighted average diluted shares outstanding	1,656,166	1,662,376	1,653,182
Performance Ratios:			
Return on average assets	(0.83)%	0.32%	0.25%
Return on average equity	(7.88)	2.74	2.06
Net interest rate spread	2.92	2.99	2.76
Net interest margin	3.37	3.61	3.49
Efficiency ratio	87.30	82.06	87.40
Dividend payout ratio	(0.12)	0.36	0.48
Average interest-earning assets to average interest-bearing liabilities	1.23x	1.26x	1.27x
Asset Quality Ratios:			
Non-performing loans to total assets	3.98%	0.60%	0.33%
Non-performing loans to total loans, net	5.66	0.83	0.47
Net charge-offs to average loans	1.10	0.07	0.00
Allowance for loan losses to total loans at period end	2.41	0.87	0.72
Allowance for loan losses to non-performing loans at period end	0.43x	1.04x	1.55x
Capital Ratios:			
Average equity to average assets	10.47%	11.50%	12.12%
Equity to assets at period end	9.44	11.19	11.47

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "intends", "believes", "anticipates", "contemplates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, the ability to control costs and expenses and general economic conditions. We undertake no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Since we conduct no significant business other than owning all of the common stock of Roebling Bank, references in this discussion to "we," "us," and "our," refer collectively to Roebling Financial Corp, Inc. and Roebling Bank.

General

Roebling Financial Corp, Inc. is the successor to the former mid-tier holding company subsidiary of Roebling Financial Corp., MHC (the "MHC"), which completed its second step conversion to stock form on September 30, 2004. In connection with the second step conversion, the Company sold 910,764 shares to the public for $10 per share (including 72,861 shares purchased by the Company's employee stock ownership plan with funds borrowed from the Company). As a result of the second step conversion, each stockholder in the MHC's former mid-tier holding company subsidiary (other than the MHC, whose shares were cancelled) received 3.9636 shares of the Company's common stock in exchange for each share held and the Company became the sole shareholder in Roebling Bank.

Our results of operations depend primarily on our net interest income, which is the difference between the interest earned on interest-earning assets, primarily loans and investments, and the interest paid on interest-bearing liabilities, primarily deposits and borrowings. It is also a function of the composition of assets and liabilities and the relative amount of interest-earning assets to interest-bearing liabilities. Our results of operations are also affected by our provisions for loan losses, non-interest income and non-interest expense. Non-interest income consists primarily of service charges and fees. Non-interest expense consists primarily of compensation and benefits, occupancy and equipment, data processing fees and other operating expenses. Our results of operations may also be affected significantly by economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

Critical Accounting Policies, Judgments and Estimates

The accounting and reporting policies of Roebling Financial Corp, Inc. conform with the accounting principles generally accepted in the United States of America and general practices within the financial services industry. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. We consider the allowance for loan losses to be a critical accounting policy.

Allowance for Loan Losses. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. The allowance for loan losses is the estimated amount considered necessary to cover credit losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, which is charged against income. Management performs an evaluation of the adequacy of the allowance for loan losses on a quarterly basis, at a minimum. Consideration is given to a variety of factors including current economic conditions, the current real estate market, delinquency statistics, composition of the loan portfolio, loss experience, the adequacy of the underlying collateral, the financial strength of the borrowers, results of internal loan reviews, geographic and industry concentrations, and other factors related to the collectibility of the loan portfolio. The valuation is inherently subjective as it requires material estimates, including the amounts and timing of expected future cash flows expected to be received on impaired loans, which may be susceptible to significant change.

Our methodology for analyzing the allowance for loan losses consists of several components. Specific allocations are made for loans that are determined to be impaired. A loan is considered to be impaired when, based on current information, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. For such loans, a specific allowance is established when the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral, adjusted for market conditions and selling expenses, is less than the carrying value of the loan. The general allocation is determined by segregating the remaining loans into groups by type and purpose of loan and applying a reserve percentage to each group. The reserve percentage is based on inherent losses associated with each type of lending, as well as historical loss factors. We also look at the level of our allowance in proportion to nonperforming loans and total loans. We have established an overall range that we have determined is prudent based on historical and industry data. An unallocated allowance represents the excess of the total allowance, determined to be in the established range, over the specific and general allocations.

While we believe that we use the best information available to perform our loan loss allowance analysis, adjustments to the allowance in the future may be necessary. Changes in underlying estimates could result in the requirement for additional provisions for loan losses. For example, a rise in delinquency rates may cause us to increase the reserve percentages we apply to loan groups for purposes of calculating general allocations, or may require additional specific allocations for impaired loans. In addition, actual loan losses may be significantly more than the reserves we have established. Each of these scenarios would require additional provisions, which could have a material negative effect on our financial results. The ratio of the allowance for loan losses to total loans outstanding was 2.41% and 0.87% at September 30, 2009 and 2008, respectively. A 25% increase in this ratio would have increased the allowance by $730,000 and $239,000 at September 30, 2009 and 2008, respectively.

Business Strategy

Our business strategy has been to operate as a well-capitalized independent financial institution dedicated to providing convenient access and quality service at competitive prices. Historically, we have sought to implement this strategy by maintaining a substantial part of our assets in loans secured by one-to-four family residential real estate located in our market area and home equity and consumer loans. In recent years, we diversified our portfolio to include a higher percentage of commercial real estate, multifamily and construction loans, which are generally secured by properties in our market area. We intend to continue to emphasize a variety of deposit and loan products, with the latter consisting primarily of one-to-four family mortgages and home equity loans. We have grown our branch network, which has expanded our geographic reach, and may consider the acquisition of other financial institutions or branches.

Management of Interest Rate Risk and Market Risk

Because the majority of our assets and liabilities are sensitive to changes in interest rates, our most significant form of market risk is interest rate risk, or changes in interest rates. We may be more vulnerable to an increase or decrease in interest rates depending upon 1) the duration and repricing characteristics of our interest-earning assets and interest-bearing liabilities at a given point in time, 2) the time horizon and 3) the level of interest rates.

We have established an asset/liability committee that consists of the Chairman of our Board of Directors and two outside Directors, our President and members of our management team. The committee meets on a semiannual basis to review loan and deposit pricing and production volumes, interest rate risk analyses, liquidity and borrowing needs, and a variety of other asset and liability management topics. General asset/liability matters are discussed at the Board's regular meetings.

To reduce the effect of interest rate changes on net interest income, we have adopted various strategies to enable us to improve the matching of interest-earning asset maturities to interest-bearing liability maturities. The principal elements of these strategies include seeking to:

- originate loans with adjustable rate features or shorter term fixed rates for portfolio and sell longer term fixed rate mortgages;
- maintain a high percentage of low-cost transaction and savings accounts which tend to be less interest rate sensitive when interest rates rise;
- lengthen the maturities of our liabilities when it would be cost effective through the pricing and promotion of longer term certificates of deposit or the utilization of longer-term borrowings;
- maintain an investment portfolio, with short to intermediate terms to maturity or adjustable interest rates, that provides a stable cash flow, thereby providing investable funds in varying interest rate cycles.

Exposure to interest rate risk is closely monitored by our management. Our objective is to maintain a consistent level of profitability within acceptable risk tolerances across a broad range of potential interest rate environments. In addition to various analyses, we use the Office of Thrift Supervision ("OTS") Net Portfolio Value ("NPV") Model, which calculates changes in net portfolio value, to monitor our exposure to interest rate risk. NPV is equal to the estimated present value of assets minus the present value of liabilities plus the net present value of off-balance-sheet contracts. The Interest Rate Risk Exposure Report shows the degree to which balance sheet line items and net portfolio value are potentially affected by a 100 to 300 basis point (1/100th of a percentage point) upward and downward parallel shift (shock) in the Treasury yield curve.

The following table represents our Net Portfolio Value calculations at September 30, 2009. This data was calculated by the OTS, based upon information we provided to them.

	Net Portfolio Value			NPV as % of Present Value of Assets	
Change in Rate	Estimated Amount	Change	% Change	NPV Ratio(1)	Change(2)
	($ in thousands)				
+300 bp	$16,310	$(3,673)	(18%)	9.39%	- 170 bp
+200 bp	18,122	(1,862)	(9%)	10.27%	-82 bp
+100 bp	19,358	(626)	(3%)	10.84%	-25 bp
+50 bp	19,708	(276)	(1%)	10.98%	-11 bp
0 bp	19,983			11.09%	
-50 bp	19,873	(111)	(1%)	11.00%	-9 bp
-100 bp	19,588	(395)	(2%)	10.83%	-26 bp

(1) Calculated as the estimated NPV divided by the present value of assets.
(2) Calculated as the increase (decrease) in the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

The above table indicates that the Bank's net portfolio value would be expected to decrease in the event of an increase or decrease in prevailing market interest rates. The decrease in net portfolio would be greater in the event of a rise in interest rates.

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs, and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, generally have features which restrict changes in interest rates on a short term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making the calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Supervisory Agreement

On June 17, 2009, the Bank entered into a supervisory agreement with the Office of Thrift Supervision ("OTS"), the Bank's primary federal regulator, which restricts the Bank's ability to engage in certain lending activities and requires the Bank to take various corrective actions. As a result of the supervisory agreement, the Bank became subject to certain regulations, which limit future asset growth and increase the Bank's supervisory expenses.

The supervisory agreement prohibits the Bank from making non-residential real estate loans, commercial loans, construction loans and loans secured by non-owner-occupied residential property ("investor loans") or purchasing any loan participation without the prior written non-objection of the OTS except for loans originated pursuant to legally binding commitments existing as of March 31, 2009, renewals or modifications of loans of $500,000 or less secured by properties in the Bank's local lending area and originations of one-to-four family construction loans secured by property in the Bank's local lending area under binding sale contracts to an owner-occupant with permanent financing. The agreement further requires the Bank to adopt a plan for reducing its concentrations in non-residential real estate loans, investor loans, participation loans and construction loans and for reducing criticized assets. The Bank must also adopt a new loan loss allowance policy and correct loan underwriting and credit administration weakness cited in the most recent examination report. Finally, the agreement prohibits the Bank from taking brokered deposits without prior OTS approval. The supervisory agreement will remain in effect until modified, suspended or terminated by the OTS.

As a result of the supervisory agreement, the Bank has also become subject to certain OTS regulations that prohibit it from increasing its total assets during any quarter in excess of an amount equal to net interest credited on deposits for the quarter without OTS approval. The Bank will also be assessed at a higher rate by the OTS for examinations and supervision and by the FDIC for federal deposit insurance.

Comparison of Financial Condition at September 30, 2009 and 2008

Assets. Total assets increased $17.7 million, or 11.4%, to $172.3 million at September 30, 2009, from $154.7 million at September 30, 2008. This increase is primarily attributable to a $9.0 million increase in net loans receivable and an $8.5 million increase in the securities portfolio. The loans receivable, net, portfolio increased by 8.2% to $118.4 million at September 30, 2009 from $109.5 million at September 30, 2008, while the securities portfolio increased by 26.1% to $41.6 million from $33.0 million during the same period. The majority of the change in loans receivable, net is attributable to an increase of $14.4 million in the one-to-four family residential mortgage portfolio, partially offset by a $3.6 million decrease in the construction and land loan portfolios. Other changes included a $1.4 million increase in the commercial real estate portfolio, a $1.0 million decrease in the commercial loan portfolio and a $2.0 million increase in the allowance for loan losses. Much of the increase in the one-to-four family residential portfolio came in the spring, with a refinance surge in a period of historically low rates. Loans secured by one-to-four family residences, including home equity loans, have historically comprised the majority of the loan portfolio. In recent years we had been increasing commercial lending, primarily mortgage-secured, with a resulting decrease in the percentage of loans secured by one-to-four family real estate. With the downturn in the real estate market and economy, we had been reducing the amount of construction lending we were doing. In the second quarter of fiscal 2009, as problem assets grew quickly and dramatically, and upon the issuance of the Supervisory Agreement by the OTS, we suspended virtually all new commercial lending. In addition, we have adopted a plan to reduce our levels of commercial real estate, investor, participation and construction loans. We continue to lend to consumers for mortgages, home equity and other consumer loans. The one-to-four family and home equity loan portfolios represent 75.7% of loans receivable, net at September 30, 2009 and 69.0% at September 30, 2008. Investment securities totaling $27.5 million were purchased during the year ended September 30, 2009, while payments and maturities on investment securities totaled $16.9 million and securities totaling $3.0 million were sold. The investment securities purchased were all issued or guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae, and the majority are adjustable rate mortgage-backed securities. These transactions added balance sheet growth by taking advantage of market opportunities to enhance earnings with minimal anticipated credit, interest-rate or liquidity risk.

Liabilities. Total liabilities increased $18.7 million to $156.1 million at September 30, 2009 from $137.4 million at September 30, 2008. Deposits increased by $10.6 million or 8.2%, to $141.2 million at September 30, 2009 from $130.6 million at September 30, 2008, while borrowed funds increased by $8.0 million during the same period, to $13.0 million at September 30, 2009, from $5.0 million at September 30, 2008. The increase in deposits is primarily attributable to the money market deposit accounts, which increased by $8.8 million. $5.0 million of that increase was from a short-term municipal deposit. Our ratio of core deposit accounts (non-certificates of deposit) to total deposits increased to 47.9% at September 30, 2009, from 45.8% at September 30, 2008. We expect the deposit market to continue to be extremely competitive and it will be an ongoing challenge to increase core deposits and market share.

Stockholders' Equity. Stockholder's equity decreased $1.0 million, to $16.3 million at September 30, 2009, from $17.3 million at September 30, 2008. The decrease is primarily attributable to the net loss of $1.4 million and $190,000 for treasury stock purchased, partially offset by an increase in unrealized gain on securities available for sale, net of tax, of $623,000. 31,946 shares were acquired for treasury in May, 2009, at an average of $5.90 per share.

Average Balance Sheet, Interest Rates and Yields

The following tables set forth certain information relating to our average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

	For the Year Ended September 30, 2009			For the Year Ended September 30, 2008		
	Average Balance	Interest (Actual)	Average Yield/Cost	Average Balance	Interest (Actual)	Average Yield/Cost
	(Dollars in thousands)			(Dollars in thousands)		
Interest-earning assets:						
Loans receivable (1)	$116,495	$6,504	5.58%	$108,471	$6,923	6.38%
Investment securities	42,137	2,025	4.81	33,113	1,629	4.92
Other interest-earning assets (2)	2,322	51	2.20	1,769	74	4.18
Total interest-earning assets	160,954	8,580	5.33	143,353	8,626	6.02
Non-interest-earning assets	6,934			6,822		
Total assets	$167,888			$150,175		
Interest-bearing liabilities:						
Interest-bearing checking	$ 8,004	17	0.21	$ 7,909	21	0.27
Savings accounts	16,672	80	0.48	16,576	101	0.61
Money market accounts	19,451	280	1.44	17,052	407	2.39
Certificates of deposit	72,328	2,358	3.26	64,795	2,614	4.03
Borrowings	14,248	414	2.91	7,447	308	4.14
Total interest-bearing liabilities	130,703	3,149	2.41	113,779	3,451	3.03
Non-interest-bearing liabilities (3)	19,613			19,125		
Total liabilities	150,316			132,904		
Stockholders' equity	17,572			17,271		
Total liabilities and stockholders' equity	$167,888			$150,175		
Net interest income		$5,431			$5,175	
Interest rate spread (4)			2.92%			2.99%
Net interest margin (5)			3.37%			3.61%
Ratio of average interest-earning assets to average interest-bearing liabilities			123.14%			125.99%

(1) Average balances include non-accrual loans. Interest income includes amortization of net deferred loan fees and (costs) of $300 and $9,000 for the fiscal years 2009 and 2008, respectively.
(2) Includes interest-bearing deposits in other financial institutions and FHLB stock. Tax exempt interest is not presented on a taxable equivalent basis.
(3) Includes average non-interest-bearing deposits of $17,857,000 and $17,795,000 for the years ended September 30, 2009 and 2008, respectively.
(4) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5) Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in our interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, the table distinguishes between: (i) changes attributable to volume (changes in average volume multiplied by prior period's rate); and (ii) changes attributable to rates (changes in rate multiplied by old average volume). For purposes of this table, the net change attributable to the combined impact of rate and volume has been allocated proportionally to the absolute dollar amounts of change in each.

	Year Ended September 30, 2009 vs. 2008 Increase (Decrease) Due to			Year Ended September 30, 2008 vs. 2007 Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	net
		(Actual)			(Actual)	
			(In thousands)			
Interest-earning assets:						
Loans receivable	$ 488	$ (907)	$(419)	$ 798	$ (420)	$ 378
Investment securities	435	(39)	396	109	194	303
Other interest-earning assets	19	(42)	(23)	(4)	(26)	(30)
Total interest-earning assets	$ 942	(988)	$ (46)	$ 903	$ (252)	$ 651
Interest-bearing liabilities:						
Interest-bearing checking	$ 0	$ (4)	$ (4)	$ (3)	$ 0	$ (3)
Savings accounts	1	(22)	(21)	(7)	4	(3)
Money market accounts	51	(178)	(127)	151	(165)	(14)
Certificates of deposit	282	(538)	(256)	395	(392)	3
Borrowings	218	(112)	106	0	(16)	(16)
Total interest-bearing liabilities	$ 552	$ (854)	$(302)	$ 536	$ (569)	$ (33)
Net interest income	$ 390	$ (134)	$ 256	$ 367	$ 317	$ 684

Comparison of Results of Operations for the Years Ended September 30, 2009 and 2008

Net Income (Loss). For the year ended September 30, 2009, the Company reported a net loss of $1,385,000, or $(.84) per diluted share, compared to net income of $472,000, or $.28 per diluted share, for the year ended September 30, 2008. The net loss for fiscal 2009 reflects significant provisions for loan losses due to an increase in non-performing loans, as well as the Federal Deposit Insurance Corporation's special assessment, assessed on all insured institutions based on June 30, 2009 data.

Interest Income. The average balance of total interest-earning assets for the year ended September 30, 2009 increased by $17.6 million compared to the year ended September 30, 2008, while the average yield decreased to 5.33% from 6.02%. The decrease in total interest income of $46,000 for the year ended September 30, 2009 is comprised of a decrease in interest income of $420,000 on loans receivable and a decrease of $22,000 in interest income on other interest-earning assets, partially offset by a $396,000 increase in interest income on investment securities. Average loan receivable balances increased by $8.0 million for the year ended September 30, 2009 compared to the same 2008 period, while the average yield decreased to 5.58% from 6.38%. The decline in yield is due to the decline in portfolio rates as adjustable-rate loans repriced downwards, new loans came into the portfolio at lower rates, reflecting lower market rates, and non-performing loans increased. For the year ended September 30, 2009, the average balance of securities increased by $9.0 million compared to the same 2008 period, while the average yield decreased to 4.81% from 4.92%.

Interest Expense. The average balance of interest-bearing liabilities increased by $16.9 million for the year ended September 30, 2009 compared to same 2008 period, while the average cost decreased to 2.41% from 3.03%. The decrease in total interest expense of $302,000 for the year ended September 30, 2009 is comprised of a $407,000 decrease in interest expense on deposits, partially offset by a $105,000 increase in interest expense on borrowings. Average interest-bearing deposit balances increased by $10.1 million with a decrease in the average cost to 2.35% for the year ended September 30, 2009, compared to 2.96% for the same 2008 period, while average borrowings increased by $6.8 million, with a decrease in the average cost to 2.91% from 4.14%. The decrease in rates is a reflection of the decline in market rates during the year.

Net Interest Income. Net interest income increased by $255,000, or 4.9% to $5.4 million for the year ended September 30, 2009, compared to $5.2 million for the year ended September 30, 2008. The Company's spread declined slightly during the year, as the average yield on total interest-earning assets for the year ended September 30, 2009 decreased by 69 basis points compared to the year ended September 30, 2008, while the overall cost of funds decreased 62 basis points for the same period. As a result, the interest rate spread decreased by 7 basis points, to 2.92% for the year ended September 30, 2009 compared to 2.99% for the year ended September 30, 2008. The net interest margin decreased by 24 basis points, to 3.37% from 3.61%, in the same time period.

Provision for Losses on Loans. The provision for loan losses is charged to operations to bring the total allowance for loan losses to a level that represents management's best estimate of the losses inherent in the portfolio, based on a review by management of the following factors:

- historical experience;
- volume;
- type of lending conducted by the Bank;
- industry standards;
- the level and status of past due and non-performing loans;
- the real estate market;

- the general economic conditions in the Bank's lending area; and
- other factors affecting the collectibility of the loans in its portfolio.

Our methodology for analyzing the allowance for loan losses consists of two components: general and specific allowances. A general valuation allowance is determined by applying estimated loss factors to various aggregate loan categories. Specific valuation allowances are created when management believes that the collectibility of a specific loan has been impaired and a loss is probable. The allowance level is reviewed on a quarterly basis, at a minimum.

Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. The allowance for loan losses is maintained at a level that represents management's best estimate of losses in the loan portfolio at the balance sheet date. However, there can be no assurance that the allowance for losses will be adequate to cover losses which may be realized in the future, and that additional provisions for losses will not be required. In addition, regulatory agencies, as part of their examination process, periodically review the allowance for loan losses and may require us to recognize adjustments to the allowance based on their judgment regarding the adequacy of the allowance for loan losses at the time of their examination.

The provision for loan losses was $3,245,000 for the year ended September 30, 2009, compared to $278,000 for the same 2008 period. Loan charge-offs for the year ended September 30, 2009 were $1.3 million (1.10% of average loans outstanding) compared to $72,000 (0.07% of average loans outstanding) for the prior year. The increase in the provision in fiscal 2009 is due primarily to an increase in nonperforming and delinquent loans and the deteriorating economy and real estate market. The increase in loan charge-offs is largely a result of the write-down to fair value, less estimated costs to sell, of four properties acquired in foreclosure or by deed in lieu of foreclosure during the year. The allowance for loan losses was $2,920,000 or 2.41% of total loans outstanding at September 30, 2009, compared to $956,000 or 0.87% of total loans outstanding at September 30, 2008. The ratio of the allowance for loan losses to non-performing loans decreased to 0.43 times at September 30, 2009 from 1.04 times at September 30, 2008. Non-performing loans, expressed as a percentage of total loans, increased to 5.66% at September 30, 2009 from 0.83% at September 30, 2008. The increase in non-performing loans during the year ended September 30, 2009 is primarily attributable to five loans. One of the loans is a $1.7 million participation in a condominium construction loan. The project experienced delays, pre-sales have not met expectations and the borrower is in default. Although the borrower had been working with us, he has not been able to come up with a viable plan and we are now proceeding with foreclosure. Two of the loans totaling $1.8 million have the same guarantor and are collateralized by multiple single-family residences. The borrowers have defaulted and we are now in the process of foreclosure. The fourth loan is a participation in a $1.6 million loan secured by an industrial building containing office and warehouse space. The borrower is experiencing financial difficulties and is delinquent, but is still making payments. The fifth loan is a $1.3 million participation in a condominium construction loan. The project is complete but sales are occurring much slower, and at lower prices, than anticipated. The borrower is cooperative and is working very closely with the lead bank as he attempts to get the units sold and the loan re-paid.

Non-interest Income. Non-interest income increased $186,000, or 36.4%, to $698,000 for the year ended September 30, 2009, compared to $512,000 for same period in 2008. The increase in non-interest income is primarily attributable to the gain on sale of securities of $140,000. The Bank sold $3.0 million of short-term securities, taking advantage of market opportunities to realize gains while providing funding for the growth in the loan portfolio. In addition, loan fees and late charges increased by $30,000 for the year ended September 30, 2009 compared to the same 2008 period, while gain on sale of loans increased by $30,000. The increase in loan fees is primarily attributable to an increase in late charges collected. With the refinance market, a larger volume of residential loans were originated and sold, with a resulting increase in gain on sale of loans.

Non-interest Expense. Non-interest expense increased $561,000, or 12.0%, to $5.2 million for the year ended September 30, 2009, from $4.7 million for the same period in 2008. The increase in non-interest expense resulted primarily from increases in federal insurance premiums, real estate and repossessed assets and other expense. Compensation and benefits and service bureau and data processing increased by lesser amounts, while occupancy expense decreased. Federal insurance premiums increased by $221,000, to $315,000 for the year ended September 30, 2009, compared to $94,000 for the same 2008 period. These premiums represent the cost of our FDIC deposit insurance assessments and increased primarily as the FDIC raised assessment rates beginning in 2009. In addition, the FDIC imposed a special assessment of 5 basis points, based on June 30, 2009 assets minus Tier 1 capital and collected on September 30, 2009. $81,000 of the increase in deposit insurance expense represents the amount of this one-time assessment. The Bank is also participating in the FDIC's temporary transaction account guarantee program under which the FDIC fully guarantees all non-interest bearing transaction accounts. Under this program, the Bank has been assessed ten basis points for non-interest bearing transaction account balances in excess of $250,000. After December 31, 2009, the assessment rate will be raised to between 15 and 25 basis points on such balances. Real estate ("REO") and repossessed assets expense increased to $198,000 for the year ended September 30, 2009, compared to $50,000 for the prior year. $188,000 of the 2009 expense was for a loss provision for the decrease in value of one of our REO properties. Other expense increased by $104,000 for the year ended September 30, 2009 compared to the same 2008 period, with the increase largely due to legal, collection and servicing costs on non-performing loans.

Income Taxes. The Company recorded a tax benefit of $959,000 for the year ended September 30, 2009, resulting in an effective tax benefit rate of 40.9%. For the year ended September 30, 2008, the Company recorded tax expense of $270,000, resulting in an effective tax rate of 36.4%. The decrease in tax expense is primarily attributable to the decrease in earnings.

Liquidity and Capital Resources

Liquidity is the ability to fund assets and meet obligations as they come due. Liquidity risk is the risk of not being able to obtain funds at a reasonable price within a reasonable period of time to meet financial commitments when due. We are required under federal regulations to maintain a sufficient level of liquid assets (including specified short-term securities and certain other investments), as determined by management and reviewed for adequacy by regulators during examinations. Roebling Bank is also subject to federal regulations that impose certain minimum capital requirements. See Note 12 to our consolidated financial statements.

Our liquidity, represented by cash and cash equivalents and investment securities, is a product of our operating, investing and financing activities. Our primary sources of liquidity are deposits, loan and investment security repayments and sales, and borrowed funds. While scheduled payments from the amortization and maturity of loans, investment securities and short-term investments are relatively predictable sources of funds, deposit flows, loan and mortgage-backed security prepayments and investment security calls are greatly influenced by general interest rates, economic conditions and competition. We monitor projected liquidity needs to ensure that adequate liquidity is maintained on a daily and long-term basis. We have the ability to borrow from the FHLB of New York, or others, should the need arise. As of September 30, 2009, we had $13.0 million in outstanding borrowings from the FHLB of New York.

In order to increase the funds available to the Deposit Insurance Fund, the FDIC is requiring all insured depository institutions to prepay their federal deposit insurance assessments through 2012. The prepayment is due December 30, 2009 and is based on the institution's assessment base and assessment rate as of September 30, 2009 assuming 5% annual growth in deposits and a three basis point increase in the assessment rate beginning in 2011. The prepayment will be recorded on the balance sheet as a prepaid expense against which future quarterly assessments would be charged. Based on our deposits and assessment rate at September 30, 2009, we estimate that our prepayment amount will be approximately $1.2 million. We expect to make the prepayment from available cash on hand.

Off-Balance Sheet Arrangements

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers and to reduce our exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statements of financial condition. The contract or notional amounts of those instruments reflect the extent of our involvement in particular classes of financial instruments.

Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amounts of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance-sheet instruments. We generally do not require collateral or other security to support financial instruments with credit risk, with the exception of letters of credit.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. We have approved lines of credit unused but accessible to borrowers totaling $12.2 million and $14.8 million at September 30, 2009 and 2008, respectively.

At September 30, 2009 and 2008, we had $2.6 million and $9.8 million in outstanding commitments to fund loans and $17,000 and $433,000 in outstanding commercial letters of credit, respectively. There were no outstanding commitments to sell loans or purchase investment securities at September 30, 2009 or 2008.

Impact of Inflation and Changing Prices

The consolidated financial statements presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, nearly all of our assets and liabilities are financial in nature. As a result, our earnings are impacted by changes in interest rates, which are influenced by inflationary expectations. Our asset/liability management strategy seeks to minimize the effects of changes in interest rates on our net income.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159 (codified into ASC Topic 825), "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115." This statement permits an entity to choose to measure many financial instruments and certain other items at fair value. A business entity will report unrealized gains and losses in earnings at each subsequent reporting date on items for which the fair value option has been elected. The fair value option 1) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method, 2) is irrevocable (unless a new election date occurs) and 3) is applied only to entire instruments and not to portions of instruments. The statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Application of this statement did not have a material impact on the Company's financial position, results of operations or cash flows.

In March 2007, the FASB ratified EITF No. 06-10 (codified into ASC Topic 715) "Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements". EITF 06-10 provides guidance for determining a liability for the postretirement benefit obligation as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment agreement. EITF 06-10 is effective for fiscal years beginning after December 15, 2007. Application of this issue did not have a material impact on the Company's financial position, results of operations or cash flows.

In June 2007, the FASB issued EITF Issue No. 06-11 (codified into ASC Topic 718), "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards". EITF Issue No. 06-11 addresses a company's recognition of an income tax benefit received on dividends that are (a) paid to employees holding equity-classified non-vested shares, equity-classified non-vested share units, or equity-classified outstanding share options and (b) charged to retained earnings under SFAS No. 123(R). The EITF reached a consensus that a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity classified nonvested equity shares, nonvested equity share units and outstanding equity share options should be recognized as an increase to additional paid-in capital. The amount recognized in additional paid-in capital for the realized income tax benefit from dividends on those awards should be included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards. Unrealized income tax benefits from dividends on equity-classified employee share-based payment awards should be excluded from the pool of excess tax benefits available to absorb potential future tax deficiencies. The accounting treatment of the income tax benefits from these dividends would be applied on a prospective basis. EITF Issue No. 06-11 is effective for fiscal years beginning after December 15, 2007. Implementation of this issue did not have a material impact on the Company's financial condition or results of operations.

In February, 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 157-2 (codified into ASC Topic 820), "Effective Date of FASB Statement No. 157" which permits a one year delay of the effective date of SFAS 157 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

In June, 2008, the FASB issued FSP No. EITF 03-6-1 (codified into ASC Topic 260), "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." This FSP clarifies that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. The Company is currently evaluating the potential impact of this pronouncement on its consolidated financial statements.

In October, 2008, the FASB issued FSP FAS 157-3 (codified into ASC Topic 820), "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active." This FSP clarifies the application of SFAS 157, "Fair Value Measurements," in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The FSP was effective upon issuance and its adoption did not have a material impact on our financial condition or results of operations.

In April 2009, the FASB issued FSP No. FAS 157-4 (codified into ASC Topic 820), "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and

Identifying Transactions That Are Not Orderly." This Staff Position provides additional guidance for estimating fair value in accordance with FASB Statement No. 157, Fair Value Measurements, when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP is effective for interim and annual reporting periods ending after June 15, 2009. Its adoption did not have a material impact on our financial condition or results of operations.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2 (codified into ASC Topic 320), "Recognition and Presentation of Other-Than-Temporary Impairments." This Staff Position amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP is effective for interim and annual reporting periods ending after June 15, 2009. Its adoption did not have a material impact on our financial condition or results of operations.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1 (codified into ASC Topic 825), "Interim Disclosures about Fair Value of Financial Instruments". This FSP amends FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments", to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB No. 28, "Interim Financial Reporting", to require such disclosures in summarized financial information at interim reporting periods. This FSP is effective for interim reporting periods ending after June 15, 2009.

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events" ("SFAS No. 165"). SFAS No. 165 (codified into ASC Topic 855) establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, SFAS No. 165 sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS No. 165 is effective for interim and annual financial periods ending after June 15, 2009. The adoption of SFAS No. 165 did not have a material impact on the Company's financial position or results of operations.

In June 2009, the FASB issued SFAS No. 166, "Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140" ("SFAS No. 166") (not yet codified). The FASB issued SFAS No. 166 to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. The FASB undertook this project to address (1) practices that have developed since the issuance of FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 140") (codified into ASC Topic 860), that are not consistent with the original intent and key requirements of SFAS No. 140 and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors. SFAS No. 166 must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. SFAS No. 166 must be applied to transfers occurring on or after the effective date. Additionally, the disclosure provisions of SFAS No. 166 should be applied to transfers that occurred both before and after the effective date of SFAS No. 166. The Company does not expect the adoption of SFAS No. 166 will have a material impact on its financial condition or results of operations.

In June 2009, the FASB issued SFAS No. 168, "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162" ("SFAS No. 168") (codified into ASC Topic 105). The FASB Accounting Standards Codification™ ("Codification") will become the source of authoritative generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of SFAS No. 168, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The implementation of the codification did not have an impact on the Company's financial condition or results of operations.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Pursuant to the rules and regulations of the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officer, or persons performing similar functions, and effected by the Company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made in accordance with authorization of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management concluded that, as of September 30, 2009, our internal control over financial reporting was effective.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Fontanella and Babitts

CERTIFIED PUBLIC ACCOUNTANTS

534 Union Boulevard
Totowa Boro, New Jersey 07512
Tel: (973) 595-5300
Fax: (973) 595-5890

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Roebling Financial Corp, Inc. and Subsidiary

We have audited the accompanying consolidated statements of financial condition of Roebling Financial Corp, Inc. and Subsidiary, as of September 30, 2009 and 2008, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Roebling Financial Corp, Inc. and Subsidiary, at September 30, 2009 and 2008, and the results of their operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

December 29, 2009

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	September 30, 2009	September 30, 2008
Assets		
Cash and due from banks	$ 2,081,500	$ 2,513,465
Interest-bearing deposits	1,992,787	3,842,369
Total cash and cash equivalents	4,074,287	6,355,834
Securities available for sale	41,417,779	32,853,202
Securities held to maturity; approximate fair value of $150,000 (2009) and $182,000 (2008), respectively	148,011	180,818
Loans receivable, net	118,428,046	109,474,175
Real estate owned	1,203,000	305,500
Accrued interest receivable	609,213	674,952
Federal Home Loan Bank of New York stock, at cost	859,300	445,300
Premises and equipment	3,293,334	3,362,672
Other assets	2,313,249	1,013,845
Total assets	$ 172,346,219	$ 154,666,298
Liabilities and stockholders' equity		
Liabilities		
Deposits	$ 141,218,085	$ 130,574,638
Borrowed funds	13,000,000	5,000,000
Advances from borrowers for taxes and insurance	492,883	443,716
Other liabilities	1,368,082	1,339,945
Total liabilities	156,079,050	137,358,299
Commitments and contingencies	-	-
Stockholders' equity		
Serial preferred stock, par value $.10, authorized 5,000,000 shares, no shares issued	-	-
Common stock; par value $.10; 20,000,000 shares authorized and 1,718,473 shares issued	171,847	171,847
Additional paid-in-capital	10,379,826	10,442,095
Treasury stock, at cost; 31,946 shares at September 30, 2009	(190,398)	-
Unallocated employee stock ownership plan shares	(387,826)	(465,390)
Unallocated restricted stock plan shares	(96,374)	(93,869)
Deferred compensation obligation	187,121	157,609
Stock purchased for deferred compensation plan	(187,121)	(157,609)
Retained earnings - substantially restricted	5,727,021	7,296,951
Accumulated other comprehensive income (loss):		
Unrealized gain on securities available for sale, net of tax	798,070	175,473
Defined benefit plan, net of tax	(134,997)	(219,108)
Total stockholders' equity	16,267,169	17,307,999
Total liabilities and stockholders' equity	$ 172,346,219	$ 154,666,298

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended September 30, 2009	Year Ended September 30, 2008
Interest income:		
Loans receivable	$ 6,503,426	$ 6,923,074
Securities	2,024,743	1,628,513
Other interest-earning assets	51,461	74,121
Total interest income	8,579,630	8,625,708
Interest expense:		
Deposits	2,735,421	3,142,321
Borrowed funds	413,606	308,253
Total interest expense	3,149,027	3,450,574
Net interest income	5,430,603	5,175,134
Provision for loan losses	3,245,000	277,500
Net interest income after provision for loan losses	2,185,603	4,897,634
Non-interest income:		
Loan fees	95,031	65,019
Account servicing and other	431,205	445,157
Gain on sale of loans	31,748	1,793
Gain on sale of securities	140,156	-
Total non-interest income	698,140	511,969
Non-interest expense:		
Compensation and benefits	2,551,758	2,478,691
Occupancy and equipment	595,722	627,072
Service bureau and data processing	548,043	501,892
Federal deposit insurance premiums	315,437	93,944
Real estate and repossessed assets	197,714	50,483
Other	1,019,250	914,875
Total non-interest expense	5,227,924	4,666,957
Income (loss) before income taxes (benefit)	(2,344,181)	742,646
Income taxes (benefit)	(958,801)	270,234
Net income (loss)	$ (1,385,380)	$ 472,412
Basic earnings (loss) per share	$ (0.84)	$ 0.28
Diluted earnings (loss) per share	$ (0.84)	$ 0.28
Weighted average shares outstanding - basic	1,656,166	1,658,995
Weighted average shares outstanding - diluted	1,656,166	1,662,376

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended September 30, 2009	Year Ended September 30, 2008
Net income (loss)	$ (1,385,380)	$ 472,412
Other comprehensive income (loss):		
Unrealized net holding gains on securities available for sale, net of tax of $471,354 and $126,890, respectively	706,775	190,811
Reclassification adjustment for gains included in net income	(84,178)	-
Adjustment to minimum pension liability, net of tax expense (benefit) of $55,933 and ($118,003), respectively	84,111	(177,449)
Comprehensive income (loss)	$ (678,672)	$ 485,774

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-in Capital	Treasury Stock	Unallocated ESOP Shares	Unallocated RSP Shares	Deferred Compensation Obilgation	Common Stock for Deferred Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance - September 30, 2007	$ 171,847	$ 10,428,731	$ -	$ (542,955)	$ (131,809)	$ 151,024	$ (151,024)	$ 6,989,982	$ (56,997)	$ 16,858,799
Dividends paid on common stock	-	-	-	-	-	-	-	(165,443)	-	(165,443)
Net income	-	-	-	-	-	-	-	472,412	-	472,412
Amortization of ESOP shares	-	11,147	-	77,565	-	-	-	-	-	88,712
Change in unrealized gain (loss) on securities available for sale, net of tax	-	-	-	-	-	-	-	-	190,811	190,811
Deferred compensation plan	-	-	-	-	-	6,585	-	-	-	6,585
Common stock acquired for deferred compensation plan	-	-	-	-	-	-	(6,585)	-	-	(6,585)
Allocation of RSP shares	-	(2,346)	-	-	37,940	-	-	-	-	35,594
Tax benefit of stock benefit plans	-	4,563	-	-	-	-	-	-	-	4,563
Adjustment to minimum pension liability, net of tax	-	-	-	-	-	-	-	-	(177,449)	(177,449)
Balance - September 30, 2008	171,847	10,442,095	-	(465,390)	(93,869)	157,609	(157,609)	7,296,951	(43,635)	17,307,999
Dividends paid on common stock	-	-	-	-	-	-	-	(166,358)	-	(166,358)
Net loss	-	-	-	-	-	-	-	(1,385,380)	-	(1,385,380)
Treasury stock purchased	-	-	(190,398)	-	-	-	-	-	-	(190,398)
Amortization of ESOP shares	-	(26,601)	-	77,564	-	-	-	-	-	50,963
Change in unrealized gain (loss) on securities available for sale, net of tax	-	-	-	-	-	-	-	-	622,597	622,597
Deferred compensation plan	-	-	-	-	-	29,512	-	-	-	29,512
Common stock acquired for deferred compensation plan	-	-	-	-	-	-	(29,512)	-	-	(29,512)
Common stock acquired by RSP	-	-	-	-	(59,600)	-	-	-	-	(59,600)
Allocation of RSP shares	-	(32,138)	-	-	57,095	-	-	-	-	24,957
Tax expense of stock benefit plans	-	(3,530)	-	-	-	-	-	-	-	(3,530)
Adjustment to minimum pension liability, net of tax	-	-	-	-	-	-	-	-	77,393	77,393
Adjustment to apply SFAS No. 158 (codified into ASC Topic 715) measurement date provisions, net of tax	-	-	-	-	-	-	-	(18,192)	6,718	(11,474)
Balance - September 30, 2009	$ 171,847	$ 10,379,826	$ (190,398)	$ (387,826)	$ (96,374)	$ 187,121	$ (187,121)	$ 5,727,021	$ 663,073	$ 16,267,169

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended September 30, 2009	Year Ended September 30, 2008
Cash flows from operating activities:		
Net income (loss)	$ (1,385,380)	$ 472,412
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	257,727	307,147
Amortization of premiums and discounts, net	28,171	(20,340)
Amortization of deferred loan fees and costs, net	(285)	(8,853)
Provision for loan losses	3,245,000	277,500
Provision for loss on REO and repossessed assets	187,500	9,439
Loss on sale of repossessed assets	-	16,650
Gain on sale of securities held for sale	(140,156)	-
Origination of loans held for sale, net of repayments	(4,752,835)	(1,240,685)
Gain on sale of loans	(31,748)	(1,793)
Proceeds from sale of loans held for sale	4,784,583	1,242,478
Loss on disposition of premises and equipment	4,594	-
Increase in other assets	(1,760,797)	(204,321)
Decrease in accrued interest receivable	65,739	81,678
Increase in other liabilities	137,891	32,599
Amortization/allocation of ESOP and RSP	75,920	124,306
Increase in deferred compensation stock obligation	29,512	6,585
Net cash provided by operating activities	745,436	1,094,802
Cash flows from investing activities:		
Purchase of securities available for sale	(27,450,996)	(9,227,905)
Proceeds from sales of securities available for sale	3,140,156	-
Proceeds from payments and maturities of securities available for sale	16,894,925	11,370,082
Proceeds from payments and maturities of securities held to maturity	32,755	61,212
Loan disbursements, net of principal repayments	(13,279,238)	(7,299,617)
Proceeds from sale of repossessed assets	-	63,000
(Purchase) redemption of Federal Home Loan Bank Stock	(414,000)	150,700
Purchase of premises and equipment	(192,983)	(58,219)
Net cash used in investing activities	(21,269,381)	(4,940,747)

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT'D)

	Year Ended September 30, 2009	2008
Cash flows from financing activities:		
Net increase in deposits	10,643,446	11,399,516
Net decrease in short-term borrowed funds	-	(2,500,000)
Proceeds from long-term borrowed funds	9,000,000	-
Repayment of long-term borrowed funds	(1,000,000)	(2,000,000)
Increase in advance payments by borrowers for taxes and insurance	44,820	14,231
Dividends paid	(166,358)	(165,443)
Purchase of treasury stock	(190,398)	-
Purchase of common shares by RSP	(59,600)	-
Purchase of common shares for deferred compensation plan	(29,512)	(6,585)
Net cash provided by financing activities	18,242,398	6,741,719
Net (decrease) increase in cash and cash equivalents	(2,281,547)	2,895,774
Cash and cash equivalents - beginning	6,355,834	3,460,060
Cash and cash equivalents - ending	$ 4,074,287	$ 6,355,834
Supplemental Disclosures of Cash Flow Information		
Cash paid for:		
Interest on deposits and borrowed funds	$ 3,149,912	$ 3,454,195
Income taxes	$ 625,983	$ 384,788
Transfer of loans to real estate owned	$ 1,085,000	$ 305,500

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a description of the more significant accounting policies used in preparation of the accompanying consolidated financial statements of Roebling Financial Corp, Inc. and Subsidiary (the "Company").

Principles of Consolidation

The consolidated financial statements are comprised of the accounts of Roebling Financial Corp, Inc. and its wholly-owned subsidiary, Roebling Bank (the "Bank"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Consolidated Financial Statement Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period then ended. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and the assessment of prepayment risks associated with mortgage-backed securities. Management believes that the allowance for loan losses considers all known and inherent losses, foreclosed real estate is appropriately valued and prepayment risks associated with mortgage-backed securities are properly recognized. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance for loan losses or further writedowns of foreclosed real estate may be necessary based on changes in economic conditions in the Company's market area. Additionally, assessments of prepayment risks related to mortgage-backed securities are based upon current market conditions, which are subject to frequent change.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowance for loan losses or additional writedowns on foreclosed real estate based on their judgments about information available to them at the time of their examination.

Concentration of Risk

The Company's lending activity is concentrated in loans secured by real estate located in the State of New Jersey.

The Company's loan portfolio is predominantly made up of 1-to-4 family residential mortgage and home equity loans, the majority of which are secured by properties located in Burlington County. These loans are secured by lien positions on the respective real estate properties and are subject to the Company's loan underwriting policies. In general, the Company's loan portfolio performance is dependent upon the local economic conditions.

Interest-Rate Risk

The Company is principally engaged in the business of attracting deposits from the general public and using these deposits to make loans secured by real estate and, to a lesser extent, consumer and commercial loans and to purchase mortgage-backed and investment securities. The potential for interest-rate risk exists as a result of the shorter duration of the Company's interest-sensitive liabilities compared to the generally longer duration of interest-sensitive assets.

In a rising interest rate environment, liabilities will generally reprice faster than assets, and there may be a reduction in the market value of long-term assets and net interest income. For this reason, management regularly monitors the maturity and interest-rate structure of the Company's assets and liabilities in order to control its level of interest-rate risk and to plan for future volatility.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Cash and Cash Equivalents

Cash and cash equivalents include cash, amounts due from depository institutions, and interest-bearing accounts with original maturities of three months or less.

Investments and Mortgage-backed Securities

Debt securities over which there exists positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt and equity securities not classified as trading securities, nor as held-to-maturity securities, are classified as available-for-sale securities and reported at fair value, with unrealized holding gains or losses, net of deferred income taxes, reported in a separate component of stockholders' equity.

Premiums and discounts on all securities are amortized/accreted using the interest method. Interest and dividend income on securities, which includes amortization of premiums and accretion of discounts, is recognized in the financial statements when earned. The adjusted cost basis of an identified security sold or called is used for determining security gains and losses recognized in the statements of income.

Loans and Allowance for Loan Losses

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and discounts.

Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans, adjusted for prepayments.

An allowance for loan losses is maintained at a level considered necessary to provide for loan losses based upon the evaluation of known and inherent losses in the loan portfolio. Management of the Company, in determining the allowance for loan losses, considers the credit risks inherent in its loan portfolio and changes in the nature and volume of its loan activities, along with the general economic and real estate market conditions. The Company utilizes a two tier approach: (1) identification of problem loans and establishment of specific loss allowances on such loans; and (2) establishment of general valuation allowances on the remainder of its loan portfolio. The Company maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of impaired problem loans. Such system takes into consideration, among other things, delinquency status, size of loans, type of collateral and financial condition of the borrowers. A loan is deemed to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated independently. The Company does not aggregate such loans for evaluation purposes. Loan impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. General valuation allowances are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions and management's judgment.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Loans and Allowance for Loan Losses (Cont'd)

Regardless of the extent of the analysis of customer performance, portfolio evaluations, trends or risk management processes established, certain inherent, but undetected losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer's financial condition or changes in condition, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends, and the sensitivity of assumptions utilized to establish allocated allowances for homogeneous groups of loans, among other factors. An unallocated allowance is maintained to recognize the existence of these exposures. These other credit risk factors are regularly reviewed and revised by management where conditions indicate that the estimates initially applied are different from actual results.

The Company accounts for its transfers and servicing of financial assets in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (codified into Accounting Standards Codification "ASC" Topic 860). SFAS No. 140 revises the standards for accounting for the securitizations and other transfers of financial assets and collateral. Transfers of financial assets for which the Company has surrendered control of the financial assets are accounted for as sales to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. Retained interests in a sale or securitization of financial assets are measured at the date of transfer by allocating the previous carrying amount between the assets transferred and based on their relative estimated fair values. The fair values of retained servicing rights and any other retained interests are determined based on the present value of expected future cash flows associated with those interests and by reference to market prices for similar assets. There were no transfers of financial assets to related or affiliated parties. As of September 30, 2009 and 2008, the Company has not recorded mortgage servicing assets due to the immateriality of the amount that would have been capitalized based upon the limited amount of assets serviced by the Company.

Uncollected interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is reestablished, in which case the loan is returned to accrual status. At a minimum, an allowance is generally established for all interest payments that are more than 90 days delinquent.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation and amortization. Significant renovations and additions are capitalized. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred. The Company computes depreciation on a straight-line basis over the estimated useful lives of the assets.

Real Estate Owned

Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of cost or fair value less estimated costs to sell at the date of foreclosure. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed. Subsequent valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its fair value less estimated selling cost. Gains and losses from sale of these properties are recognized as they occur. Income from operating properties is recorded in operations as earned.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Income Taxes

Federal and state income taxes have been provided on the basis of reported income. Deferred income taxes are provided for certain items in income and expense which enter into the determination of income for financial reporting purposes in different periods than for income tax purposes.

Effective October 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes"("FIN48") (codified into ASC Topic 740). The Interpretation provides clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes" (codified into ASC Topic 740). The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Company's evaluation of the implementation of FIN 48, no significant income tax uncertainties were identified. The Company recognized no adjustment for unrecognized income tax benefits for the years ended September 30, 2009 or 2008. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the consolidated statement of income. The Company did not recognize any interest and penalties for the years ended September 30, 2009 or 2008. The tax years subject to examination by the taxing authorities are the years ended September 30, 2009, 2008, 2007 and 2006.

Accounting for Stock-Based Compensation

Effective October 1, 2006, the Company adopted SFAS No. 123 (revised), "Share-Based Payment" (codified into ASC Topic 718), issued by the FASB. SFAS No. 123 (revised) requires compensation costs related to share-based payments transactions to be recognized in the financial statements over the period the employee provides service in exchange for the reward. Prior to adopting SFAS No. 123 (revised), the Company measured the compensation cost of its stock compensation plans using the "intrinsic value based method" specified in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees".

Earnings Per Share

Basic earnings per share is computed by dividing net income for the year by the weighted average number of shares of common stock outstanding, adjusted for unearned shares of the Employee Stock Ownership Plan ("ESOP"). Diluted earnings per share is computed by adjusting the weighted average number of shares of common stock outstanding to include the effect of outstanding stock options and compensation grants, if dilutive, using the treasury stock method.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Earnings Per Share (Cont'd)

The following is a summary of the Company's earnings per share calculations:

	Year Ended September 30, 2009	Year Ended September 30, 2008
Net income (loss)	$(1,385,380)	$ 472,412
Weighted average common shares outstanding for computation of basic EPS (1)	1,656,166	1,658,995
Common-equivalent shares due to the dilutive effect of stock options and RSP awards	-	3,381
Weighted-average common shares for computation of diluted EPS	1,656,166	1,662,376
Earnings (loss) per common share:		
Basic	$ (0.84)	$ 0.28
Diluted	$ (0.84)	$ 0.28

(1) Excludes unallocated ESOP shares

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

Subsequent Events

The Company has evaluated events and transactions occurring after September 30, 2009 for items that would require recognition or disclosure in these financial statements. Such evaluation was made through December 29, 2009, the date the financial statements are being issued.

2. SECURITIES AVAILABLE FOR SALE

	September 30, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Investment Securities				
U.S. Government and Agency Securities:				
Due within one year	$ 1,000,000	$ 2,190	$ -	$ 1,002,190
Due after one year through five years	3,000,000	26,693	-	3,026,693
Due after five years through ten years	1,500,000	735	1,875	1,498,860
Marketable Equity Securities	2,888	-	2,280	608
Mortgage-backed Securities:				
GNMA	3,229,146	75,784	-	3,304,930
FHLMC	18,256,114	847,987	-	19,104,101
FNMA	13,100,843	384,410	4,856	13,480,397
	$ 40,088,991	$1,337,799	$ 9,011	$ 41,417,779

	September 30, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Investment Securities				
U.S. Government and Agency Securities:				
Due within one year	$ 2,735,000	$ 3,125	$ 228	$ 2,737,897
Due after one year through five years	8,500,000	116,919	-	8,616,919
Due after five years through ten years	2,250,000	35,168	-	2,285,168
Marketable Equity Securities	2,888	-	2,276	612
Mortgage-backed Securities:				
GNMA	234,200	2,321	-	236,521
FHLMC	11,053,924	72,592	16,024	11,110,492
FNMA	7,785,026	90,925	10,358	7,865,593
	$ 32,561,038	$ 321,050	$ 28,886	$ 32,853,202

Securities available for sale with a carrying value of approximately $3,039,000 and $3,305,000, as of September 30, 2009 and 2008, respectively, are pledged as security for deposits of governmental entities under the provisions of the Governmental Unit Deposit Protection Act (GUDPA). Securities with a carrying value of approximately $23,474,000 and $15,571,000 are pledged as collateral for Federal Home Loan Bank advances as of September 30, 2009 and 2008, respectively. In addition, securities with a carrying value of approximately $756,000 and $755,000 are pledged as collateral to the Federal Reserve Bank as of September 30, 2009 and 2008, respectively.

During the year ended September 30, 2009, proceeds from the sale of securities available for sale totaled approximately $3,140,000, with a realized gain of approximately $140,000. There were no sales of investment securities or mortgage-backed securities during the year ended September 30, 2008.

Provided below is a summary of securities available for sale which were in an unrealized loss position at September 30, 2009 and 2008. Approximately $2,300 or 25% and $5,000 or 18% of the unrealized loss, as of September 30, 2009 and 2008, respectively, was comprised of securities in a continuous loss position for twelve months or more. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature.

2. SECURITIES AVAILABLE FOR SALE (Cont'd)

	September 30, 2009			
	Under One Year		One Year or More	
	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss
U.S. Government and Agency Securities	$ 748,125	$ 1,875	$ -	$ -
Marketable Equity Securities	-	-	608	2,280
Mortgage-backed Securities:				
FNMA	954,049	4,856	-	-
Total available for sale	$ 1,702,174	$ 6,731	$ 608	$ 2,280

	September 30, 2008			
	Under One Year		One Year or More	
	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss
U.S. Government and Agency Securities	$ 734,772	$ 228	$ -	$ -
Marketable Equity Securities	612	2,276	-	-
Mortgage-backed Securities:				
FHLMC	2,509,247	13,471	370,322	2,553
FNMA	992,994	7,827	949,091	2,531
Total available for sale	$ 4,237,625	$ 23,802	$ 1,319,413	$ 5,084

3. SECURITIES HELD TO MATURITY

	September 30, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Mortgage-backed Securities:				
GNMA	$ 23,490	$ 590	$ -	$ 24,080
FHLMC	58,159	1,047	-	59,206
FNMA	66,362	186	-	66,548
	$ 148,011	$ 1,823	$ -	$ 149,834

3. SECURITIES HELD TO MATURITY (Cont'd)

	September 30, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Mortgage-backed Securities:				
GNMA	$ 26,419	$ 377	$ -	$ 26,796
FHLMC	76,798	2,044	-	78,842
FNMA	77,601	358	1,437	76,522
	$ 180,818	$ 2,779	$ 1,437	$ 182,160

Securities held to maturity with a carrying value of approximately $18,000 and $19,000 are pledged as collateral for Federal Home Loan Bank advances as of September 30, 2009 and 2008, respectively.

4. LOANS RECEIVABLE, NET

	September 30, 2009	September 30, 2008
Mortgage loans:		
One-to-four family residential	$ 62,137,507	$ 47,722,631
Multi-family residential	3,801,451	3,849,021
Commercial real estate	21,424,193	20,001,742
Construction and land	5,785,211	12,715,325
	93,148,362	84,288,719
Consumer and other loans:		
Home equity	27,530,197	27,867,147
Other consumer	350,010	264,981
Commercial	1,289,739	2,294,122
	29,169,946	30,426,250
Total loans	122,318,308	114,714,969
Less:		
Loans in process	987,018	4,298,915
Net deferred loan origination fees (costs)	(16,353)	(13,808)
Allowance for loan losses	2,919,597	955,687
	3,890,262	5,240,794
	$ 118,428,046	$ 109,474,175

4. LOANS RECEIVABLE, NET (Cont'd)

Information about impaired and non-accrual loans as of and for the years ended September 30, 2009 and 2008, is as follows (in thousands):

	September 30, 2009	September 30, 2008
Impaired loans with a related allowance	$ 4,943	$ 392
Impaired loans without a related allowance	255	-
Total impaired loans	5,198	392
Related allowance for loan losses for impaired loans	1,435	44
Non-accrual loans	6,864	922
Average monthly balance of impaired loans	2,803	391
Interest income recognized on impaired loans during the period of impairment	1	3

Additional interest income that would have been recognized on non-accrual loans, had the loans been current and performing in accordance with the original terms of their contracts, totaled approximately $344,000 and $57,800 for the years ended September 30, 2009 and 2008, respectively.

Activity in the allowance for loan losses is summarized as follows:

	Year Ended September 30, 2009	Year Ended September 30, 2008
Balance - beginning	$ 955,687	$ 749,736
Provision for loan losses	3,245,000	277,500
Charge-offs	(1,281,090)	(71,549)
Balance - ending	$ 2,919,597	$ 955,687

The activity with respect to loans to directors, officers and associates of such persons is as follows:

	Year Ended September 30, 2009	Year Ended September 30, 2008
Balance - beginning	$ 754,962	$ 763,857
Loan disbursements	77,400	56,682
Collection of principal	(77,074)	(65,577)
Balance - ending	$ 755,288	$ 754,962

5. ACCRUED INTEREST RECEIVABLE

	September 30, 2009	September 30, 2008
Loans receivable	$ 381,576	$ 416,340
Mortgage-backed securities	143,094	83,381
Investment securities	84,543	175,231
	$ 609,213	$ 674,952

6. PREMISES AND EQUIPMENT

	September 30, 2009	September 30, 2008
Land	$ 1,423,262	$ 1,428,056
Buildings and improvements	2,748,009	2,612,355
Furniture, fixtures and equipment	1,132,667	1,105,711
	5,303,938	5,146,122
Less accumulated depreciation	2,010,604	1,783,450
	$ 3,293,334	$ 3,362,672

Useful lives generally used in the calculation of depreciation are as follows:

Buildings	25 to 50 years
Paving and other building related additions	5 to 10 years
Furniture and equipment	3 to 10 years

7. LOAN SERVICING

Loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans are summarized as follows:

	September 30, 2009	September 30, 2008
Loan portfolios serviced for:		
FNMA	$ 9,596,632	$ 7,119,220
Other	2,167,601	553,056
	$11,764,233	$ 7,672,276

Custodial escrow balances maintained in connection with loan servicing totaled approximately $108,000 and $97,000, at September 30, 2009 and 2008, respectively.

8. DEPOSITS

	September 30,			
	2009		2008	
	Weighted Average Rate	Amount	Weighted Average Rate	Amount
Non-interest-bearing deposits	0.00%	$ 17,984,214	0.00%	$ 18,628,487
Interest-bearing checking accounts	0.21%	7,110,307	0.26%	8,123,986
Money market accounts	1.22%	25,334,455	1.49%	16,522,343
Savings accounts	0.37%	17,164,785	0.63%	16,536,409
Certificates of deposits	2.94%	73,624,324	3.56%	70,763,413
Total deposits	1.81%	$ 141,218,085	2.21%	$ 130,574,638

Deposit accounts with balances of $100,000 or more totaled approximately $43,359,000 and $36,025,000 at September 30, 2009 and 2008, respectively.

Scheduled maturities of certificates of deposit are as follows (in thousands):

	September 30,	
	2009	2008
1 year or less	$ 53,390	$ 44,421
Over 1 year to 3 years	8,684	20,191
Over 3 years	11,550	6,151
	$ 73,624	$ 70,763

Interest expense on deposits is summarized as follows:

	Year Ended September 30,	
	2009	2008
Interest-bearing checking accounts	$ 17,130	$ 21,109
Money market accounts	280,354	406,438
Savings accounts	80,052	101,345
Certificates of deposit	2,357,885	2,613,429
Total	$ 2,735,421	$ 3,142,321

9. BORROWED FUNDS

The Company has available lines of credit with the Federal Home Loan Bank of New York ("FHLB") totaling $29.8 million and $26.6 million at September 30, 2009 and 2008, respectively, subject to the terms and conditions of the lender's overnight repricing advance program. There were no borrowings under this program as of September 30, 2009 or 2008.

9. BORROWED FUNDS (Cont'd)

At September 30, 2009 and 2008, fixed rate advances have contractual maturities as follows:

	September 30, 2009		September 30, 2008	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Due by September 30,				
2009	$ -	-	$ 1,000,000	4.41%
2010	6,000,000	3.88%	4,000,000	4.43%
2011	1,000,000	2.83%	-	-
2012	1,000,000	2.93%	-	-
2013	3,000,000	3.23%	-	-
2014	2,000,000	3.57%	-	-
	$ 13,000,000	3.53%	$ 5,000,000	4.43%

At September 30, 2009 and 2008, the FHLB borrowings were secured by pledges of the Company's investment in the capital stock of the FHLB totaling $859,300 and $445,300 and mortgage-backed and other securities with a carrying value of approximately $23.5 million and $15.6 million, respectively.

10. INCOME TAXES

The Bank qualifies as a savings institution under the provisions of the Internal Revenue Code and was therefore, prior to September 30, 1996, permitted to deduct from taxable income an allowance for bad debts based upon eight percent of taxable income before such deduction, less certain adjustments. Retained earnings, at September 30, 2009 and 2008, include approximately $306,000 of such bad debt, which, in accordance with FASB Statement No. 109, "Accounting for Income Taxes," (codified into ASC Topic 740) is considered a permanent difference between the book and income tax basis of loans receivable, and for which income taxes have not been provided. If such amount is used for purposes other than for bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

The components of income taxes are summarized as follows:

	Year Ended September 30,	
	2009	2008
Current tax expense:		
Federal	$ 36,263	$ 331,601
State	20,473	101,390
	56,736	432,991
Deferred tax benefit:		
Federal	(782,094)	(135,005)
State	(233,443)	(27,752)
	(1,015,537)	(162,757)
	$ (958,801)	$ 270,234

10. INCOME TAXES (Cont'd)

The provision for income taxes differs from that computed at the federal statutory rate of 34% as follows:

	Year Ended September 30, 2009	Year Ended September 30, 2008
Tax (benefit) at federal statutory rates	$ (797,022)	$ 252,499
Increase in tax (benefit) resulting from:		
State taxes, net of federal tax effect	(140,560)	48,602
Other items	(21,219)	(30,867)
	$ (958,801)	$ 270,234

The following temporary differences gave rise to deferred tax assets and liabilities:

	September 30, 2009	September 30, 2008
Deferred tax assets:		
Allowance for loan losses	$ 1,151,110	$ 364,004
Depreciation	85,312	36,340
Accrual to cash adjustments, net	405,048	223,043
Pension funding status	89,773	145,707
Total deferred tax assets	1,731,243	769,094
Deferred tax liabilities:		
Net unrealized gain on securities available for sale	530,718	116,690
Depreciation	-	-
Deferred loan origination costs	82,576	80,030
Total deferred tax liabilities	613,294	196,720
Net deferred tax asset included in other assets	$ 1,117,949	$ 572,374

11. COMMITMENTS AND CONTINGENCIES

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statements of financial condition. The contract or notional amounts of those instruments reflect the extent of the Company's involvement in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

With the exception of letters of credit, the Company does not require collateral or other security to support financial instruments with credit risk, unless noted otherwise.

11. COMMITMENTS AND CONTINGENCIES (Cont'd)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company has approved lines of credit unused but accessible to borrowers totaling $12.2 million and $14.8 million, at September 30, 2009 and 2008, respectively.

At September 30, 2009 and 2008, the Company had $2.6 million and $9.8 million in outstanding commitments to fund loans and $17,000 and $433,000 in outstanding commercial letters of credit, respectively. There were no outstanding commitments to sell loans or to purchase investment securities at September 30, 2009 or 2008.

12. REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators, that if undertaken could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items, as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of tangible and core capital (as defined in the regulations) to total assets and of total risk-based capital (as defined) to risk-weighted assets (as defined). Management believes, as of September 30, 2009, that the Bank meets all capital adequacy requirements to which it is subject.

The following table presents a reconciliation of capital per GAAP and regulatory capital at the dates indicated (in thousands):

		September 30,	
		2009	2008
GAAP capital		$ 14,484	$ 13,179
Add (subtract):	Unrealized gain on securities available for sale	(798)	(175)
	Adjustment to record funded status of pension	135	219
Core and tangible capital		13,821	13,223
Add: Allowable allowance for loan losses		1,340	912
Total risk-based capital		$ 15,161	$ 14,135

12. REGULATORY CAPITAL (Cont'd)

The Bank's actual capital amounts and ratios are presented in the following table:

	Actual		For Capital Adequacy Purposes		To be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of September 30, 2009						
Tangible capital	$ 13,821	8.08%	$ 2,565	1.50%	N/A	-
Tier 1 (core) capital	13,821	8.08%	6,841	4.00%	8,551	5.00%
Risk-based capital:						
Tier 1	13,821	12.89%	4,290	4.00%	6,434	6.00%
Total	15,161	14.14%	8,579	8.00%	10,724	10.00%
As of September 30, 2008						
Tangible capital	$ 13,223	8.57%	$ 2,316	1.50%	N/A	-
Tier 1 (core) capital	13,223	8.57%	6,175	4.00%	7,719	5.00%
Risk-based capital:						
Tier 1	13,223	13.09%	4,041	4.00%	6,061	6.00%
Total	14,135	13.99%	8,081	8.00%	10,101	10.00%

As of September 30, 2009, the Bank met all regulatory requirements for classification as a well-capitalized institution.

13. BENEFIT PLANS

Deferred Compensation Plan

The Company maintains a deferred compensation plan for both the directors and employees.

The directors' arrangement is an individual contract between the Company and each participating director and can be terminated at any time. Directors may participate at their own discretion. The Company may secure the deferred compensation agreement by purchasing an investment grade life insurance contract on each participating director. The Company is the owner and beneficiary of each contract. The use of the investment grade insurance contracts as the funding source of the program allows the Company to take advantage of preferential tax treatment provided to insurance contracts qualified under IRS Sections 101 and 7702. Alternatively, amounts deferred may be invested in common stock of the Company or credited with an earnings rate of one percent over prime.

The employees' arrangement meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code. Employees generally become eligible when they have attained age 21 and have one year of service. Each participant may elect to have his compensation reduced by up to the maximum amount allowed by law. The reduction is contributed to the plan. During 2009 and 2008, the Company contributed 100% of the first 3% of participants' contributions and 50% of the next 2%, for a maximum match of 4%. All participants become 100% vested upon entering the plan. Contributions to the plan by the Company totaled approximately $46,300 and $44,200 for the years ended September 30, 2009 and 2008, respectively.

13. BENEFIT PLANS (Cont'd)

Directors Consultation and Retirement Plan

The Company maintains a Directors Consultation and Retirement Plan ("DRP") to provide retirement benefits to directors of the Company who are not officers or employees ("Outside Directors"). Any director who has served as an Outside Director shall be a participant in the DRP, and payments under the DRP commence once the Outside Director retires as a director of the Company. The DRP provides a retirement benefit based on the number of years of service to the Company. Outside Directors who have completed not less than 12 years of service shall receive a benefit equal to (50%) + 2.889% times the number of years of service in excess of 12, multiplied by the average monthly board fee in effect at the time of retirement. The maximum benefit shall be 85% of such monthly board fee. Benefits shall be paid for a maximum of 120 months to the retired directors, a surviving spouse, or the director's estate. The DRP was amended in 2008 to increase the payment period to 120 months from 84 months. The DRP is an unfunded nonqualified pension plan, which is not anticipated to ever hold assets for investment. Any contributions made to the DRP will be used to immediately pay DRP benefits as they come due. The Company does not expect to make any contributions to the DRP in fiscal 2010.

In September, 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", an amendment of FASB Statement Nos. 87, 88, 106, and 132(R) (codified into ASC Topic 715). SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status through comprehensive income in the year in which the changes occur. The Company adopted this provision of the Statement as of September 30, 2007. SFAS No. 158 also requires employers to measure plan assets and obligations as of fiscal year-end rather than an earlier date, effective for the year ended September 30, 2009. As a result, the Company changed the measurement date to September 30 from July 1, which resulted in an after-tax reduction of retained earnings and an increase in other comprehensive income of approximately $18,000 and $7,000, respectively.

The following table summarizes changes in the DRP's projected benefit obligation, assets and funded status:

	At or for the Year Ending September 30, 2009	2008
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 730,739	$ 374,435
Service cost	25,268	14,400
Interest cost	51,152	28,638
Adjustment for change in measurement date	19,105	-
Actuarial (gain) loss	(84,119)	197,618
Annuity payments	-	-
Plan amendments	-	115,648
Benefit obligation at end of year	742,145	730,739
Change in plan assets:		
Market value of assets - beginning	-	-
Employer contributions	-	-
Annuity payments	-	-
Market value of assets - ending	-	-
Funded status and accrued plan cost included in other liabilities at end of year	$ (742,145)	$ (730,739)

13. BENEFIT PLANS (Cont'd)

Directors Consultation and Retirement Plan (Cont'd)

Amounts recognized in accumulated other comprehensive loss in the statements of financial condition:

	September 30, 2009	September 30, 2008
Net loss	$ 126,313	$ 235,387
Prior service cost	98,458	129,428
	$ 224,771	$ 364,815

Pension benefits expected to be paid for the fiscal years ending September 30 are $0 in 2010, $24,894 in 2011, $31,285 in 2012, $46,252 in 2013, $62,750 in 2014 and a total of $409,434 in 2015-2019. These amounts are based on the same assumptions used to measure the benefit obligation at September 30, 2009 and include estimated future service.

	September 30, 2009	September 30, 2008
Components of net periodic plan cost:		
Service cost	$ 25,268	$ 14,400
Interest cost	51,152	28,638
Amortization of unrecognized loss	19,964	22
Amortization of unrecognized past service liability	24,776	17,792
Net periodic plan cost included in compensation and benefits expense	121,160	60,852
Changes in benefit obligation recognized in other comprehensive (income) loss:		
Net (gain) loss	(84,119)	197,618
Prior service cost	-	115,648
Adjustment for change in measurement date	(11,185)	
Amortization of loss	(19,964)	(22)
Amortization of prior service cost	(24,776)	(17,792)
Benefit obligation recognized in other comprehensive (income) loss	(140,044)	295,452
Total recognized in net periodic plan cost and other comprehensive (income) loss	$ (18,884)	$ 356,304

For the year ended September 30, 2010, $6,920 of net loss and $21,224 of past service liability currently included in other comprehensive loss is expected to be recognized as a component of net periodic pension cost.

A discount rate of 5.75% and 7.0% was assumed in the plan valuation for the years ended September 30, 2009 and 2008, respectively. The rate of increase in future compensation levels was 4.5% for 2009 and 2008.

13. BENEFIT PLANS (Cont'd)

Stock Option Plan

The Company has stock option plans ("Plans") which authorize the issuance of up to 168,746 shares upon the exercise of stock options that may be awarded to officers, directors, key employees, and other persons providing services to the Company. Shares issued on the exercise of options may be authorized but unissued shares, treasury shares or shares acquired on the open market. The options granted under the Plans constitute either Incentive Stock Options or Non-Incentive Stock Options. The options are granted at an exercise price equal to the fair market value of the Company's common stock on the date of grant and expire not more than 10 years after the date of grant. At September 30, 2009, there were 16,434 shares remaining for future option awards.

The following table summarizes activity under the Plans for the years ended September 30, 2009 and 2008:

	Year Ended September 30,			
	2009		2008	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	112,456	$ 10.896	117,656	$ 10.977
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	(6,214)	3.595	(5,200)	12.725
Outstanding at end of period	106,242	$ 11.323	112,456	$ 10.896
Options exercisable at period end	106,242		112,456	

The following table summarizes all stock options outstanding as of September 30, 2009, all of which are exercisable:

Number of Shares	Exercise Price	Weighted Average Remaining Contractual Life
54,642	$ 10.000	6.3 years
51,600	12.725	6.9 years
106,242	$ 11.323	6.6 years

On October 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised), ("SFAS 123(R)"), Share-Based Payment (codified into ASC Topic 718). SFAS 123(R) replaces SFAS No. 123 and supersedes APB 25, Accounting for Stock Issued to Employees. Under SFAS 123(R), compensation cost is recognized prospectively for new and modified awards over the related vesting period of such awards. Results for prior periods have not been restated. Prior to October 1, 2006, the Company accounted for these Plans under the recognition and measurement principles of APB 25 and related interpretations using the intrinsic value method. In accordance with APB 25, no compensation cost related to these plans was reflected in net income prior to fiscal 2007, as all options granted under the Plans had an exercise price equal to the market value of the underlying common stock on the grant date. No stock option expense was recorded in fiscal 2009 or 2008 because all options were fully vested prior to fiscal 2007.

13. BENEFIT PLANS (Cont'd)

Restricted Stock Plan

The Company has restricted stock plans ("Plans") which provide for the award of shares of restricted stock to directors, officers and employees. The Plans provide for the purchase of 67,496 shares of common stock in the open market to fund such awards. All of the Common Stock to be purchased by the Plans is purchased at the fair market value on the date of purchase. Awards under the Plans are made in recognition of expected future services to the Company by its directors, officers, and key employees responsible for implementation of the policies adopted by the Company's Board of Directors and as a means of providing a further retention incentive. Compensation expense on Plan shares is recognized over the vesting periods based on the market value of the stock on the date of grant. Recipients of awards receive compensation payments equal to dividends paid prior to the date of vesting within 30 days of each dividend payment date. As of September 30, 2009, there were 20,403 shares remaining for future awards. Compensation expense for the Plans was approximately $30,000 and $41,000 for the years ended September 30, 2009 and 2008, respectively, resulting in a tax benefit of $12,000 and $16,000, respectively.

The following table summarizes changes in unvested shares:

	Year Ended September 30,			
	2009		2008	
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Unvested share awards at beginning of period	5,289	$ 11.082	8,011	$ 10.494
Granted	6,257	5.750	3,634	11.000
Vested	(3,115)	8.800	(6,266)	10.262
Forfeited	-	-	(90)	12.500
Unvested share awards at end of period	8,431	$ 7.968	5,289	$ 11.082

For the years ended September 30, 2009 and 2008, 6,257 and 3,634 shares were awarded with a grant date fair value of $5.75 and $11.00 per share, respectively. The awards vest 20% on the date of grant and 20% each of the next four years. As of September 30, 2009, there is $49,000 of unrecognized Plan compensation expense, which will be recognized over a weighted average period of 1.8 years.

Employee Stock Ownership Plan

Effective upon the consummation of the Bank's initial stock offering, an Employee Stock Ownership Plan ("ESOP") was established for all eligible employees who have completed a twelve-month period of employment with the Bank and at least 1,000 hours of service, and have attained the age of 21. The ESOP used $156,800 in proceeds from a term loan to purchase 62,149 shares of Bank common stock during the stock offering. In fiscal 2004, the ESOP purchased 72,861 shares of common stock in the second-step conversion with the proceeds of a $776,000 loan from the Company, which has a 10-year term and an interest rate of 4.75%. $47,000 of the proceeds were used to payoff the prior outstanding debt.

Shares purchased with the loan proceeds were initially pledged as collateral for the loans and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account are in an amount proportional to the loan repayment. Shares are allocated among the participants on the basis of compensation, as described by the Plan, in the year of allocation.

13. BENEFIT PLANS (Cont'd)

Employee Stock Ownership Plan (Cont'd)

The ESOP is accounted for in accordance with Statement of Position 93-6, "Accounting for Employee Stock Ownership Plans" (codified into ASC Topic 718), which was issued by the American Institute of Certified Public Accountants in November 1993. Accordingly, the ESOP shares pledged as collateral are reported as unallocated ESOP shares in the statements of financial condition. As shares are committed to be released from collateral, the Bank reports compensation expense equal to the current market price of the shares, and the shares become outstanding for basic net income per common share computations. ESOP compensation expense was approximately $51,000 and $89,000 for the years ended September 30, 2009 and 2008, respectively.

The ESOP shares are as follows:

	Year Ended September 30,	
	2009	2008
Allocated shares	75,145	66,244
Unreleased shares	45,752	54,903
Total ESOP shares	120,897	121,147
Fair value of unreleased shares	$ 183,010	$ 491,382

Employment Agreements

The Bank has entered into employment agreements (the "Agreements") with its Chief Executive Officer and Chief Financial Officer, each for a one-year term subject to an annual extension for an additional year on each anniversary date. Under the Agreements, their employment may be terminated by the Bank with or without "just cause" as defined in the Agreement. If the Bank terminates their employment without just cause, they will be entitled to a continuation of salary from the date of termination through the remaining term of the Agreement, but in no event for a period of less than six months thereafter. The Agreements also provide for payments in the event of termination of employment in connection with a change in control.

Directors Change in Control Severance Plan

On May 8, 2008 the Company adopted a Directors Change in Control Severance Plan (the "Plan") for non-employee members of the Board of Directors. The Plan provides for a severance benefit payment to directors upon their termination of service as a director following a change in control or within two years thereafter.

14. FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

A. Fair Value Measurements

On October 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements," ("SFAS 157") (codified into ASC Topic 820), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. SFAS 157 clarifies that fair value is the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, rather than an entry price that would be paid to acquire an asset or liability. SFAS 157 establishes a fair value hierarchy that distinguishes between

14. FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont'd)

A. Fair Value Measurements (Cont'd)

assumptions developed based on market data obtained from independent sources (observable inputs), and assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy levels are summarized as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or observable market data.

Level 3: Unobservable inputs where there is little, if any, market activity and that are developed based on the best information available under the circumstances.

Determination of the appropriate level within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement. Assets and liabilities as of September 30, 2009 measured at fair value, segregated by fair value hierarchy level, are summarized below:

(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Securities available for sale	$ -	$41,418	$ -	$41,418
Impaired loans	-	-	3,508	3,508
Real estate owned	-	-	1,203	1,203

A loan is deemed to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are evaluated at the time they are identified as impaired and, if collateral-dependent, are valued at the lower of the recorded investment or the fair value of the collateral. If a valuation adjustment is required, a specific allowance is established, with a transfer from the general valuation allowance. Impaired loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly. The value of real estate is generally based on the appraised value, adjusted for estimated costs to sell.

B. Fair Value Disclosures

The following methods and assumptions were used by the Company in estimating fair values of financial instruments at September 30, 2009 and 2008:

Cash and Cash Equivalents and Certificates of Deposit

The carrying amounts of cash and short-term instruments approximate their fair value.

Investment and Mortgage-Backed Securities

Fair values for securities, excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities approximate fair values.

Loans Receivable

For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

14. FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont'd)

B. Fair Value Disclosures (Cont'd)

Deposit Liabilities

The fair value of demand deposits, savings deposits and money market accounts are the amounts payable on demand. The fair values of certificates of deposit are based on the discounted value of contractual cash flows. The discount rate was estimated using the rate currently offered for deposits of similar remaining maturities.

Short-Term Borrowings

The carrying amounts of federal funds purchased, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Long-Term Debt

The fair value of long-term debt is estimated using discounted cash flow analysis based on the current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest Receivable

The carrying amounts of accrued interest approximate their fair values.

Federal Home Loan Bank of New York Stock

Federal Home Loan Bank of New York stock is valued at cost.

Off-Balance-Sheet Instruments

In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded. Their fair value would approximate fees currently charged to enter into similar agreements.

The carrying values and estimated fair values of financial instruments are as follows (in thousands):

	September 30, 2009		September 30, 2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash and cash equivalents	$ 4,074	$ 4,074	$ 6,356	$ 6,356
Securities available for sale	41,418	41,418	32,853	32,853
Securities held to maturity	148	150	181	182
Loans receivable	118,428	122,742	109,474	110,230
Accrued interest receivable	609	609	675	675
FHLB stock	859	859	445	445
Financial Liabilities				
Deposits	141,218	143,212	130,575	131,647
Borrowed funds	13,000	13,370	5,000	5,052

14. FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont'd)

B. Fair Value Disclosures (Cont'd)

The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Further, the foregoing estimates may not reflect the actual amount that could be realized if all or substantially all of the financial instruments were offered for sale.

In addition, the fair value estimates were based on existing on-and-off balance sheet financial instruments without attempting to value the anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets and liabilities include real estate owned, premises and equipment, and advances from borrowers for taxes and insurance. In addition, the tax ramifications related to the realization of the unrealized gains and losses have a significant effect on fair value estimates and have not been considered in any of the estimates.

Finally, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments. The lack of uniform valuation methodologies introduces a greater degree of subjectivity to these estimated fair values.

15. SUPERVISORY AGREEMENT

On June 17, 2009, the Bank entered into a supervisory agreement with the Office of Thrift Supervision ("OTS"), the Bank's primary federal regulator, which restricts the Bank's ability to engage in certain lending activities and requires the Bank to take various corrective actions. As a result of the supervisory agreement, the Bank became subject to certain regulations, which limit future asset growth and increase the Bank's supervisory expenses.

The supervisory agreement prohibits the Bank from making non-residential real estate loans, commercial loans, construction loans and loans secured by non-owner-occupied residential property ("investor loans") or purchasing any loan participation without the prior written non-objection of the OTS except for loans originated pursuant to legally binding commitments existing as of March 31, 2009, renewals or modifications of loans of $500,000 or less secured by properties in the Bank's local lending area and originations of one-to-four family construction loans secured by property in the Bank's local lending area under binding sale contracts to an owner-occupant with permanent financing. The agreement further required the Bank to adopt a plan for reducing its concentrations in non-residential real estate loans, investor loans, participation loans and construction loans and for reducing criticized assets. In addition, the Bank was also required to adopt a new loan loss allowance policy and correct loan underwriting and credit administration weakness cited in the most recent examination report. Finally, the agreement prohibits the Bank from taking brokered deposits without prior OTS approval. The supervisory agreement will remain in effect until modified, suspended or terminated by the OTS.

As a result of the supervisory agreement, the Bank has also become subject to certain OTS regulations that prohibit it from increasing its total assets during any quarter in excess of an amount equal to net interest credited on deposits for the quarter without OTS approval. The Bank will also be assessed at a higher rate by the OTS for examinations and supervision and by the FDIC for federal deposit insurance.

16. RECENT ACCOUNTING PRONOUNCEMENTS

In February 2007, the FASB issued SFAS No. 159 (codified into ASC Topic 825), "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115." This statement permits an entity to choose to measure many financial instruments and certain other items at fair value. A business entity will report unrealized gains and losses in earnings at each subsequent reporting date on items for which the fair value option has been elected. The fair value option 1) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method, 2) is irrevocable (unless a new

16. RECENT ACCOUNTING PRONOUNCEMENTS (Cont'd)

election date occurs) and 3) is applied only to entire instruments and not to portions of instruments. The statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Application of this statement did not have a material impact on the Company's financial position, results of operations or cash flows.

In March 2007, the FASB ratified EITF No. 06-10 (codified into ASC Topic 715) "Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements". EITF 06-10 provides guidance for determining a liability for the postretirement benefit obligation as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment agreement. EITF 06-10 is effective for fiscal years beginning after December 15, 2007. Application of this issue did not have a material impact on the Company's financial position, results of operations or cash flows.

In June 2007, the FASB issued EITF Issue No. 06-11 (codified into ASC Topic 718), "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards". EITF Issue No. 06-11 addresses a company's recognition of an income tax benefit received on dividends that are (a) paid to employees holding equity-classified non-vested shares, equity-classified non-vested share units, or equity-classified outstanding share options and (b) charged to retained earnings under SFAS No. 123(R). The EITF reached a consensus that a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity classified nonvested equity shares, nonvested equity share units and outstanding equity share options should be recognized as an increase to additional paid-in capital. The amount recognized in additional paid-in capital for the realized income tax benefit from dividends on those awards should be included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards. Unrealized income tax benefits from dividends on equity-classified employee share-based payment awards should be excluded from the pool of excess tax benefits available to absorb potential future tax deficiencies. The accounting treatment of the income tax benefits from these dividends would be applied on a prospective basis. EITF Issue No. 06-11 is effective for fiscal years beginning after December 15, 2007. Implementation of this issue did not have a material impact on the Company's financial condition or results of operations.

In February, 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 157-2 (codified into ASC Topic 820), "Effective Date of FASB Statement No. 157" which permits a one year delay of the effective date of SFAS 157 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

In June, 2008, the FASB issued FSP No. EITF 03-6-1 (codified into ASC Topic 260), "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." This FSP clarifies that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. The Company is currently evaluating the potential impact of this pronouncement on its consolidated financial statements.

In October, 2008, the FASB issued FSP FAS 157-3 (codified into ASC Topic 820), "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active." This FSP clarifies the application of SFAS 157, "Fair Value Measurements," in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The FSP was effective upon issuance and its adoption did not have a material impact on our financial condition or results of operations.

In April 2009, the FASB issued FSP No. FAS 157-4 (codified into ASC Topic 820), "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly." This Staff Position provides additional guidance for estimating fair value in accordance with FASB Statement No. 157, Fair Value Measurements, when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP is effective for interim and annual reporting periods ending after June 15, 2009. Its adoption did not have a material impact on our financial condition or results of operations.

16. RECENT ACCOUNTING PRONOUNCEMENTS (Cont'd)

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2 (codified into ASC Topic 320), "Recognition and Presentation of Other-Than-Temporary Impairments." This Staff Position amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP is effective for interim and annual reporting periods ending after June 15, 2009. Its adoption did not have a material impact on our financial condition or results of operations.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1 (codified into ASC Topic 825), "Interim Disclosures about Fair Value of Financial Instruments". This FSP amends FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments", to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB No. 28, "Interim Financial Reporting", to require such disclosures in summarized financial information at interim reporting periods. This FSP is effective for interim reporting periods ending after June 15, 2009.

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events" ("SFAS No. 165"). SFAS No. 165 (codified into ASC Topic 855) establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, SFAS No. 165 sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS No. 165 is effective for interim and annual financial periods ending after June 15, 2009. The adoption of SFAS No. 165 did not have a material impact on the Company's financial position or results of operations.

In June 2009, the FASB issued SFAS No. 166, "Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140" ("SFAS No. 166") (not yet codified). The FASB issued SFAS No. 166 to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. The FASB undertook this project to address (1) practices that have developed since the issuance of FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 140") (codified into ASC Topic 860), that are not consistent with the original intent and key requirements of SFAS No. 140 and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors. SFAS No. 166 must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. SFAS No. 166 must be applied to transfers occurring on or after the effective date. Additionally, the disclosure provisions of SFAS No. 166 should be applied to transfers that occurred both before and after the effective date of SFAS No. 166. The Company does not expect the adoption of SFAS No. 166 will have a material impact on its financial condition or results of operations.

In June 2009, the FASB issued SFAS No. 168, "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162" ("SFAS No. 168") (codified into ASC Topic 105). The FASB Accounting Standards Codification™ ("Codification") will become the source of authoritative generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of SFAS No. 168, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The implementation of the codification did not have an impact on the Company's financial condition or results of operations.

ROEBLING FINANCIAL CORP, INC.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

John J. Ferry, Chairman of the Board of Directors
President, John J. Ferry Enterprises, Inc.
John A. LaVecchia, Director and Vice Chairman
Senior Sales Consultant, Colonial Auto Complex
Frank J. Travea, III, President and Chief Executive Officer
Janice A. Summers, Senior Vice President, Chief Operating Officer and Chief Financial Officer
Mark V. Dimon, Director and Treasurer
Sole Proprietor, Dimon Oil
Joan K. Geary, Director and Secretary
President, Keating Realty Company
George N. Nyikita, Director
Manager of Corporate Development, Pennoni Associates
Robert R. Semptimphelter, Sr., Director
Principal, Farnsworth & Semptimphelter, LLC

ROEBLING BANK OFFICERS

Frank J. Travea, III, *President and CEO*
Janice A. Summers, *Senior Vice President, COO and CFO*
Bonnie L. Horner, *Vice President, Consumer Lending*
John C. Lauricella, *Vice President and Commercial Loan Officer*
Donna M. Rinaldi, *Assistant Vice President and Human Resource Director*

ROEBLING BANK OFFICES

Route 130 South and Delaware Avenue, Roebling, New Jersey
34 Main Street, Roebling, New Jersey
8 Jacobstown Road, New Egypt, New Jersey
3104 Bridgeboro Road, Delran, New Jersey
1934 Route 541, Westampton, New Jersey (Banking and Administrative Center)

CORPORATE OFFICE
Route 130 South and Delaware Avenue
Roebling, New Jersey 08554

TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

INDEPENDENT AUDITORS
Fontanella and Babitts
534 Union Boulevard
Totowa, New Jersey 07512

SPECIAL COUNSEL
Malizia Spidi & Fisch, PC
901 New York Avenue, N.W., Suite 210 East
Washington, D.C. 20001

Our Annual Report for the year ended September 30, 2009 as filed with the Securities & Exchange Commission on Form 10-K, including exhibits, is available without charge upon written request. For a copy of the Form 10-K, please contact Frank J. Travea, III at our Corporate Office. The Annual Meeting of Stockholders will be held on January 25, 2010 at 11:00 a.m. at 1934 Route 541, Suite C, Westampton, New Jersey.

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Roebling Financial Corp, Inc.

Route 130 South and Delaware Avenue
Roebling, New Jersey 08554

PHONE: (609) 499-9400
FAX: (609) 668-6253

Stock Listing on the OTC Bulletin Board - Symbol "RBLG"